Exhibit 99.1

Dangdang Announces Third Quarter 2011 Results

Net Revenues in Q3 2011 Increased by 50% Year-Over-Year

General Merchandise Revenue in Q3 2011 Increased by 162% Year-Over-Year

Beijing, China, Nov 16, 2011 — E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Third Quarter Highlights

•	Total net revenues in the third quarter of 2011 were RMB908.9 million ($142.5 million), a 50% increase from the corresponding period in 2010.

•

General merchandise revenue in the third quarter of 2011 was RMB255.0 million ($40.0 million), a 162% increase from the corresponding period in 2010,representing 28% of the total net revenues, compared to 16% in the corresponding period in 2010.

•

Dangdang had approximately 5.5 million active customers in the third quarter of 2011, representing a 36% increase from the corresponding period in 2010. Total orders for the third quarter of 2011 were approximately10.8 million, a 32% increase from the corresponding period in 2010.

Recent Developments

Dangdang intensified its efforts in expanding general merchandise sales. Its baby store is becoming the leading online retail outlets for children’s products in China.

Dangdang increased marketing spending by launching branding campaign in tier one cities starting from mid-September.

Dangdang made significant efforts in “customer last mile” experience with better packaging and faster delivery in the third quarter 2011. Dangdang equipped its cash-on-delivery network with mobile payment terminals. Customers in 130 cities, upon receiving their package, can choose to pay with cards on the spot.

Dangdang stepped up investment in general merchandise procurement team as well as in R&D for the e-book platform.

Dangdang launched an enhanced mobile version of website in the third quarter of 2011, which currently generate more than 7,000 orders on a daily basis.

“While our third quarter revenues growth rate is on the same path as previous quarters, our enlarged investment in marketing and fulfillment has strengthened our growth momentum as reflected in our revenue guidance for the fourth quarter,” said Ms. Peggy Yu Yu, Dangdang’s Executive Chairwoman.

“We have expanded our warehouse capacity to 260,000 square meters from 210,000 square meters at second quarter’s end with the opening of a new warehouse in Wuxi during the third quarter of 2011. We invested in fulfillment to expand our same day delivery services to a total of 17 cities and next day delivery services to approximately 100 cities to improve the overall shopping experience.” commented Mr. Guoqing Li, Dangdang’s Chief Executive Officer. “We’ll further set up new warehouses in Fuzhou and Jinan in the fourth quarter.”

“Our top line results reflect the ongoing success of our efforts to diversify and drive growth in general merchandise, which contributed 28% of revenues as compared to 24% in the second quarter and 16% in the same period last year,” Conor Yang, Dangdang’s Chief Financial Officer, commented. “We are encouraged by the current development of our business and we will continue to invest for our long-term growth.”

Third Quarter 2011 Results

Dangdang’s total net revenues in the third quarter of 2011 were RMB908.9 million ($142.5 million), a 50% increase from the corresponding period in 2010.

Media product revenue for the third quarter of 2011 was RMB639.7 million ($100.3 million), representing a 27% increase from the corresponding period in 2010. General merchandise revenue for the third quarter of 2011 was RMB255.0 million ($40.0 million), representing a 162% increase from the corresponding period in 2010. Other revenue including revenue from third-party merchants for the third quarter of 2011 was RMB14.2 million ($2.2 million), representing a141% increase from the corresponding period in 2010.

Dangdang had approximately 5.5 million active customers in the third quarter of 2011, representing a 36% increase from the corresponding period in 2010. Total orders for the third quarter of 2011 were approximately 10.8 million, a 32% increase from the corresponding period in 2010.

Cost of revenues was RMB783.9 million ($122.9 million), representing 86% of total net revenues, as compared to 75% in the corresponding period in 2010. General merchandise revenues for the third quarter of 2011 was RMB255.0 million ($40.0 million), representing 28% of total net revenues, as compared to 16% in the corresponding period in 2010. Gross margin of general merchandise currently is lower than that of media products, especially in the case of general merchandise of new subcategories. Dangdang increased the packaging cost to make the packaging more durable and suitable for a wide range of products. Gross margin of general merchandise currently is lower than that of media products, especially the case with general merchandise of new subcategories. Gross margin in the third quarter of 2011 was 14%, as compared to 14% in the second quarter of 2011 and 25% in the corresponding period in 2010. The decrease from last year was primarily due to competitive pricing, changes in product mix with a higher percentage of general merchandise, and promotional measures, such as using coupons which were deducted from revenues directly.

Fulfillment expenses which include warehousing, shipping and procurement team expenses were RMB128.7 million ($20.2 million), representing 14.2% of total net revenues, compared to 12.6% in the corresponding period in 2010. The increase was primarily due to the increase in expanding the procurement team and the rental costs for the new fulfillment centers, as well as investments in improving customers’ shopping experience through faster delivery services.

Marketing expenses were RMB40.4 million ($6.3 million), representing 4.4% of total net revenues, compared to 3.9% in the corresponding period in 2010. The increase was primarily due to the investment in marketing by launching a branding campaign in tier one cities starting from mid-September.

Technology and content expenses were RMB21.2 million ($3.3 million), representing 2.3% of total net revenues, compared to 2.9% in the corresponding period in 2010.

General and administrative expenses were RMB21.0 million ($3.3 million), representing 2.3% of total net revenues, compared to 2.9% in the corresponding period in 2010.

Share-based compensation expenses, which were allocated to related expense line items, were RMB2.3 million ($0.4 million) in the third quarter of 2011, a 48.9% decrease from RMB4.5 million in the corresponding period in 2010.

Dangdang recorded an operating loss of RMB81.9 million ($12.8 million) in the third quarter of 2011, as compared with an operating income of RMB18.0 million in the corresponding period in 2010, primarily due to the decrease in gross profit and the increase in fulfillment and marketing expenses.

Operating loss excluding share-based compensation expenses (non-GAAP) was RMB79.6 million ($12.5 million), as compared with an operating income excluding share-based compensation expenses (non-GAAP) of RMB22.4 million in the corresponding period in 2010.

Income tax expense was RMB24.1 million ($3.8 million), compared to an income tax benefit of RMB10.4 million for the corresponding period in 2010. It was primarily due to a valuation allowance of RMB 22.9 million the company provided against its deferred tax assets.

Net loss was RMB73.4 million ($11.5 million), as compared with a net income of RMB32.7 million in the corresponding period in 2010, primarily due to the decrease in gross profit, increase in fulfillment and marketing expenses and a valuation allowance against its net deferred tax assets.

Net loss excluding share-based compensation expenses (non-GAAP) was RMB71.1 million ($11.1 million), as compared with a net income excluding share-based compensation expenses (non-GAAP) of RMB37.2 million in the corresponding period in 2010.

As of September 30, 2011, Dangdang had cash and cash equivalents, short-term time deposits and held-to-maturity investments of RMB1,551.5 million ($243.3 million), as compared to RMB1,691.9 million as of December 31, 2010.

Capital expenditures for the third quarter of 2011 were RMB14.5 million ($2.3 million).

Adjusted EBITDA loss(non-GAAP) in the third quarter of 2011 was RMB72.4 million ($11.3 million), as compared with an adjusted EBITDA income of RMB26.0 million in the corresponding period in 2010, primarily due to the decrease in gross profit and the increase in fulfillment and marketing expenses.

Outlook for Fourth Quarter 2011

Dangdang expects its total net revenues in the fourth quarter of 2011 to be around RMB1,173 million, representing year-over-year growth of around 65%. This forecast reflects Dangdang’s current and preliminary view, which is subject to change.

Conference Call Information

Dangdang’s management will host an earnings conference call at 8:00 AM on November 16, 2011 U.S. Eastern Time (or 9:00 PM on November 16, 2011 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-718-354-1231
Hong Kong:	+852-2475-0994
International:	+65-6723-9381

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Dangdang earnings call.”

A replay of the conference call may be accessed by phone at the following number until November 23, 2011:

International:	+61-2-8235-5000
Passcode:	22519587

Independent Director Joining the Company’s Board Committees

The Company’s board of directors has determined that in addition to Mr. Ke Zhang and Mr. Xiaohong Li, Ms. Ruby Rong Lu, an existing director of the Company, also qualifies the “independence” requirements of Section303A of the Corporate Governance Rules of the New York Stock Exchange and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Ms. Lu was elected to the Company’s audit committee, replacing Ms. Peggy Yu Yu, and to its corporate governance and nominating committee, replacing Mr.Guoqing Li, of which committee Ms. Lu will act as the chairwoman. With the effectiveness of Ms. Lu’s appointment to the audit committee and the corporate governance and nominating committee, the Company’s board remains five directors, including three independent directors, and its audit committee, compensation committee and corporate governance and nominating committee each entirely comprises of independent directors.

About Dangdang

E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG) is a leading business-to-consumer e-commerce company in China. On its website dangdang.com, the Company offers more than 680,000 books and other media products as well as selected general merchandise products including beauty and personal care products, home and lifestyle products, baby, children and maternity products, apparel, digital and electronics products. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang’s nationwide fulfillment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the fourth quarter 2011 and quotations from management in this announcement, as well as Dangdang’s strategic and operational plans, contain forward-looking statements. Dangdang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dangdang’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain new customers and to increase revenues generated from repeat customers; our expectations regarding demand for and market acceptance of our products and services; trends and competition in China’s business-to-consumer e-commerce market; changes in our revenues and certain cost or expense items; the expected growth of the Chinese business-to-consumer e-commerce market; Chinese governmental policies relating to our industry and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Dangdang’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), we use the following measures as the non-GAAP financial measures defined by the SEC: non-GAAP operating loss, non-GAAP operating margin, non-GAAP net income/loss and adjusted EBITDA (collectively referred to as the “Non-GAAP Financial Measures” thereafter). We define non-GAAP operating loss, non-GAAP operating margin and non-GAAP net loss as operating loss, operating margin, operating loss and net loss excluding the impact of share-based compensation expenses respectively; we define adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses. We review the Non-GAAP Financial Measures together with net loss or income to obtain a better understanding of our operating performance. We believe that these Non-GAAP Financial Measures provide meaningful supplemental information regarding the Company’s performance and liquidity. However, a limitation of using the Non-GAAP Financial Measures as an analytical tool is that they do not include all items that impact our net income for the period. In addition, because they are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider the Non-GAAP Financial Measures in isolation from or as an alternative to net income prepared in accordance with U.S. GAAP.

For information on the reconciliation between the Non-GAAP Financial Measures and the GAAP financial measures presented in accordance with U.S. GAAP for the periods presented, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For investor and media inquiries, please contact:

Maria Xin

Investor Relations Director

E-commerce China Dangdang Inc.

+86-10-5799-2306

xinyi@dangdang.com

Caroline Straathof

IR Inside

+31-6-54624301

info@irinside.com

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share related data)

	As of December 31, 2010	As of September 30, 2011
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and time deposits	1,691,906	1,471,542	230,721
Held-to-maturity investments		80,000	12,543
Inventories	896,273	1,242,228	194,768
Accounts receivable, net	17,802	49,058	7,691
Prepaid expenses and other current assets (including expenses prepaid to related parties amounting RMB9,625 and RMB9,625 (US$1,509) as of December 31, 2010 and September 30, 2011, respectively)	100,639	130,647	20,484
Deferred tax assets	22,095	2,873	451
Amounts due from related parties	3,014	13	2

Total current assets	2,731,729	2,976,361	466,660

Fixed assets, net	55,934	62,170	9,747
Deferred tax assets	1,903
Prepaid expenses and deposits (including expenses prepaid to related parties amounting RMB9,625 and RMB2,406(US$377) as of December 31, 2010 and September 30, 2011, respectively)	11,891	10,627	1,666

Total assets	2,801,457	3,049,158	478,073

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	865,953	1,425,629	223,523
Deferred revenue	80,077	121,898	19,112
Accrued expenses and other current liabilities	170,349	196,538	30,816
Amounts due to selling shareholders	255,568
Amounts due to related parties	15,253	12,881	2,020

Total current liabilities	1,387,200	1,756,946	275,471

Total liabilities	1,387,200	1,756,946	275,471

Shareholders’ equity:

Class A common shares (par value of US$0.0001 per share, 686,505,790 shares authorized, 104,533,340 and 264,428,530 shares issued and outstanding as at December 31, 2010 and Sep 30, 2011, respectively)	71	195	31

Class B common shares (par value of US$0.0001 per share, 313,494,210 shares authorized, 286,520,870 and 131,916,660 shares issued and outstanding as at December 31, 2010 and Sep 30, 2011, respectively)	223	103	16

Additional paid-in capital	1,787,665	1,816,618	284,826
Accumulated other comprehensive loss	(22,138)	(74,450)	(11,676)
Accumulated deficit	(351,564)	(450,254)	(70,595)

Total shareholders’ equity	1,414,257	1,292,212	202,602

Total liabilities and shareholders’ equity	2,801,457	3,049,158	478,073

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share related data)

	Three Months Ended			Nine Months Ended
	September 30, 2010	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Product revenue	600,819	894,647	140,271	1,558,227	2,348,434	368,209
Media	503,375	639,680	100,295	1,322,065	1,737,960	272,493
General merchandise	97,444	254,967	39,976	236,162	610,474	95,716
Other revenue	5,904	14,214	2,229	12,550	38,786	6,081

Total net revenues	606,723	908,861	142,500	1,570,777	2,387,220	374,290

Cost of revenues	(452,661)	(783,861)	(122,901)	(1,223,963)	(2,015,525)	(316,012)

Gross profit	154,062	125,000	19,599	346,814	371,695	58,278

Operating expenses:
Fulfillment	(76,484)	(128,693)	(20,178)	(198,961)	(319,081)	(50,028)
Marketing	(23,893)	(40,375)	(6,330)	(55,485)	(81,589)	(12,792)
Technology and content	(17,871)	(21,171)	(3,319)	(44,151)	(60,375)	(9,466)
General and administrative	(17,835)	(21,005)	(3,293)	(46,583)	(53,500)	(8,388)
Government grants		4,330	679		7,475	1,172

Total operating expenses, net	(136,083)	(206,914)	(32,441)	(345,180)	(507,070)	(79,502)

Income (loss) from operations	17,979	(81,914)	(12,842)	1,634	(135,375)	(21,224)

Interest income	2,091	8,323	1,305	5,719	19,168	3,005

Other income (expenses), net	2,231	24,301	3,810	(1,786)	40,520	6,353

Income (loss) before income taxes	22,301	(49,290)	(7,727)	5,567	(75,687)	(11,866)

Income tax benefit (expense)	10,413	(24,084)	(3,776)	10,413	(23,002)	(3,606)

Net income (loss)	32,714	(73,374)	(11,503)	15,980	(98,689)	(15,472)

Deemed dividend on Series C convertible preferred shares	—	—	—	(1,779)	—	—
Undistributed earnings allocated to convertible preferred shareholders	(32,714)	—	—	(14,201)	—	—
Net loss attributable to common shareholders	—	(73,374)	(11,503)	—	(98,689)	(15,472)

Net loss per common share
- Basic	—	(0.19)	(0.03)	—	(0.25)	(0.04)
- Diluted	—	(0.19)	(0.03)	—	(0.25)	(0.04)

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share related data)

	Three Months Ended			Nine Months Ended
	September 30, 2010	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net loss per ADS
- Basic	—	(0.95)	(0.15)	—	(1.25)	(0.20)
- Diluted	—	(0.95)	(0.15)	—	(1.25)	(0.20)
Net loss allocated to common shareholders used in net loss per share/ADS caculation
- Basic	—	(73,374)	(11,503)	—	(98,689)	(15,472)
- Diluted	—	(73,374)	(11,503)	—	(98,689)	(15,472)
Shares used in loss per common share computation:
Common shares:
- Basic	175,644,260	—	—	175,644,260	—	—
- Diluted	175,644,260	—	—	175,644,260	—	—
Class A common shares:
- Basic		251,686,758	251,686,758	—	162,923,593	162,923,593
- Diluted		396,040,652	396,040,652	—	393,203,359	393,203,359
Class B common shares:
- Basic		144,353,894	144,353,894	—	230,279,766	230,279,766
- Diluted		144,353,894	144,353,894	—	230,279,766	230,279,766
ADS used in net loss per ADS caculation
- Basic	35,128,852	79,208,130	79,208,130	35,128,852	78,640,672	78,640,672
- Diluted	35,128,852	79,208,130	79,208,130	35,128,852	78,640,672	78,640,672

Share-based compensation

(In thousands, except share related data)

	Three Months Ended			Nine Months Ended
	September 30, 2010	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
* share-based compensation expenses included are as follows:
Operating expenses:
Fulfillment *	314	65	10	784	552	87
Marketing*	72	27	4	161	145	23
Technology and content*	213	197	31	573	734	115
General and administrative*	3,868	2,004	314	6,138	5,888	923

Total	4,467	2,293	359	7,656	7,319	1,148

(1)	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.464 to US$1.00, the noon buying rate on June 30, 2011 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	Each ADS represents five common shares of the Company.

Non-GAAP operating loss, operating margin and net loss

(In thousands, except share related data)

	Three Months Ended			Nine Months Ended
	September 30, 2010	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Income (loss) from operations	17,979	(81,914)	(12,842)	1,634	(135,375)	(21,224)
Share-based compensation expenses	4,467	2,293	359	7,656	7,319	1,148

Non-GAAP operating income (loss)	22,446	(79,621)	(12,483)	9,290	(128,056)	(20,076)

Operating margin	3.0%	(9.0%)	(9.0%)	0.1%	(5.7%)	(5.7%)
Impact due to share-based compensation expenses	0.7%	0.3%	0.3%	0.5%	0.3%	0.3%

Non-GAAP operating margin	3.7%	(8.7%)	(8.7%)	0.6%	(5.4%)	(5.4%)

Net income (loss)	32,714	(73,374)	(11,503)	15,980	(98,689)	(15,472)
Share-based compensation expenses	4,467	2,293	359	7,656	7,319	1,148

Non-GAAP net income (loss)	37,181	(71,081)	(11,144)	23,636	(91,370)	(14,324)

Adjusted EBITDA

(In thousands, except share related data)

	Three Months Ended			Nine Months Ended
	September 30, 2010	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Income (loss) from operations	17,979	(81,914)	(12,842)	1,634	(135,375)	(21,224)
Add back:
Depreciation and amortization	3,509	7,243	1,136	12,247	19,775	3,101
Share-based compensation expenses	4,467	2,293	359	7,656	7,319	1,148

Adjusted EBITDA	25,955	(72,378)	(11,347)	21,537	(108,281)	(16,975)